Exhibit 99.49

PRESS RELEASE

Monday, October 29, 2007

Inter-Citic Adopts Shareholders Rights Plan

October 29, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, announced today that the Company’s Board of Directors (the “Board”) has adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Inter-Citic. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and to explore other alternatives to maximize shareholder value.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid Requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company. The full text of the Rights Plan is available on SEDAR.

The Rights Plan has been approved by the Toronto Stock Exchange and will be presented for ratification by the shareholders at Inter-Citic’s Annual Meeting to be held in April, 2008. If approved by the shareholders, the Rights Plan will have an initial term of three years.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People's Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic's website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company's periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.